FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>July 1, 2006 to July 31, 2006</u>

Commission File Number of issuing entity: <u>333-110340-15</u>

RFMSII Series 2006-HSA1 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-110340

Residential Funding Mortgage Securities II, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Corporation
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Home Equity Loan Pass-Through Certificates, Series 2006-HSA1, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No <u> </u>

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RFMSII Series 2006-HSA1 Trust Home Equity Loan Pass-Through Certificates, Series 2006-HSA1 (the "Certificates"), dated January 25, 2006, and related Prospectus dated January 19, 2006 (collectively, the "Prospectus"), of the RFMSII Series 2006-HSA1 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1, A-2, Class A-3, Class A-4 and Class A-5.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Financial Statements of Financial Guaranty Insurance Company and Subsidiaries for the Period Ended June 30, 2006 are included as Exhibit 99.2 to this Report on Form 10-D, which is incorporated by reference in its entirety herein.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

(a)   Documents filed as part of this report.

Exhibit 99.1   August 2006 Monthly Statement to Certificateholders

Exhibit 99.2   Financial Statements of Financial Guaranty Insurance Company and Subsidiaries for the Period Ended June 30, 2006

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Pooling and Servicing Agreement, dated as of January 1, 2006, among Residential Funding Mortgage Securities II, Inc., as company, Residential Funding Corporation, as master servicer, and JPMorgan Chase Bank, N.A., as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on February 10, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of January 27, 2006, between Residential Funding Corporation and Residential Funding Mortgage Securities II, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on February 10, 2006).

Exhibit 10.3   Financial Guaranty Insurance Policy issued by Financial Guaranty Insurance Company relating to Home Equity Loan Pass-Through Certificates, Series 2006-HSA1 relating to the Class A Certificates (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on February 10, 2006).

Exhibit 99.1   August 2006 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2006

RFMSII Series 2006-HSA1 Trust
(Issuing entity)

By: Residential Funding Corporation, as
           Master Servicer

By: /s/   Darsi Meyer
     Name: Darsi Meyer
     Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS

EXHIBIT 99.2

FINANCIAL STATEMENTS

Financial Guaranty Insurance Company and Subsidiaries

June 30, 2006